Monster Offers

A Nevada Corporation

117 Calle de Los Molinos, San Clemente, CA 92672

Telephone: (949) 542-6668

May 23, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

RE: Form S-1

Request for Withdrawal of Registration Statement (RW)

Filed on March 29, 2013

Commission File No. 333-187640

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Monster Offers, a Nevada corporation ("the Company") hereby request that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form S-1, File No. 333-187640, filed March 29, 2013 (File No. 333-187640) together with all exhibits, collectively, the Registration Statement together with all exhibits thereto (the "Registration Statement").

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the initial public offering contemplated by the Registration Statement at this time. The Registration Statement was not declared effective by the Commission under the Act, and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also respectfully requests that, in accordance with rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please do not hesitate to contact Wayne Irving II, our Chairman, at (949) 542-6668. Thank you for your attention to this matter.

Respectfully yours,

Monster Offers

By: /s/ Wayne Irving II

Wayne Irving II

Chairman